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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                             For September 11, 2001




                               MADGE NETWORKS N.V.
                 (Translation of registrant's name into English)



                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp
                                 The Netherlands
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F         X         Form 40-F
                            ----------------            ---------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                     ---------------


                               Page 1 of 26 Pages
                         Exhibit Index Appears on Page 4


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                               MADGE NETWORKS N.V.


ITEM 1.  PROXY STATEMENT


On or about September 10, 2001, Madge Networks NV (the "Company") distributed to its shareholders a Notice of Meeting and Proxy Statement relating to the Company's Special General Meeting of Shareholders (the "Meeting") to be held on October 10, 2001. At the meeting, the Company's shareholders will consider and vote upon the following items:- (1) the election of one managing director; (2) acknowledging the resignation of Robert Madge from the Management Board; (3) the election of the one supervisory director for a term expiring at the 2004 Annual General Meeting of Shareholders; (4) the approval of an increase in the remuneration of members of the Supervisory Board; (5) amendment of the Articles of Association of the Company; (6) the approval of the remuneration of the Designated Member of the Supervisory Board; (7) ratifying an amendment to the Company's 1993 Employee Stock Purchase Plan increasing the number of common shares reserved for issuance under the plan; (8) ratifying an amendment to the Company's 1993 Employee Stock Option Plan to increase the number of shares reserved for issuance under the plan; (9) the adoption of the Annual Accounts of Madge for the fiscal year ended December 31, 2000; (10) granting discharge to all members of the Management Board and the Supervisory Board for the fiscal year ended December 31, 2000; (11) the approval of the designation of the Management Board for a period expiring at the 2006 Annual General Meeting as the body authorized to issue all common and preferred shares and to grant options to purchase such shares; (12) the authorization of the Management Board during such period to limit or exclude the preemptive rights provided for in the Articles of Association of the Company or by law; and (13) authorizing the Management Board to repurchase common shares of the Company.


Attached as Exhibit 1 to this Form 6-K is a copy of the Notice of 2001 Special General Meeting and Proxy Statement.







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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Madge Networks N.V.


                                        By:  /s/ Robert H. Madge
                                             -----------------------------------
                                             Robert H. Madge
                                             Managing Director




Date:  September 11, 2001







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                                  EXHIBIT INDEX

                                                                            Page
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Exhibit 1    Notice of 2001 Annual General Meeting and Proxy Statement       5













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